UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February 2011

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X     Form 40-F  ___
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X
Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X
If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 10, 2011: Jacada Reports Fourth Quarter 2010 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	February 10, 2011

Jacada Reports Fourth Quarter 2010 Results

ATLANTA--(BUSINESS WIRE)--February 10, 2011--Jacada Ltd. (Nasdaq: JCDA), a leading provider of customer experience management and process optimization solutions, today reported financial results for the fourth quarter and full year period ended December 31, 2010.

Fourth Quarter and Year-end 2010 Results

  Fourth quarter revenues were $3.4 million. Annual revenues were $17.9 million, representing a 7% increase over 2009 annual revenues.
  Fourth quarter net loss was $1.6 million. The Company posted a net loss of $6.7 million for the year ended December 31, 2010, as compared to a net loss of $7.0 million during 2009.

“Our total revenues are up 7% for the twelve months ending December 31, 2010 as compared to year end 2009,” commented Tom Clear, chief executive officer of Jacada. “The 2010 revenue growth was driven by a strong backlog exiting 2009, significant business from a new customer early in the year, and continued additional services from existing customers. Fourth quarter bookings, however, were disappointing, impacting fourth quarter revenues and causing a $1.6 million decline in revenues from the third quarter of 2010. Despite the decline in revenues, our loss did not appreciably increase, a result of our cost containment programs instituted in the third quarter of 2010.”

“Throughout 2010, Jacada continued to make progress towards our objectives of improving the fundamentals of our business and better aligning our products and services with the solution needs of our customers,” said Giddeon Hollander, founder and current chairman of the board of directors for Jacada. “While business in the near future will be challenging, I see opportunity for an improved second half of 2011.”

Financial Results

For the fourth quarter of 2010, total revenues were $3.4 million compared to $5.7 million in the fourth quarter of 2009. Software revenues for the 2010 fourth quarter were $169K compared to $678K during the 2009 fourth quarter. Services revenues were $2.6 million in the 2010 fourth quarter and $4.5 million in the 2009 fourth quarter. Maintenance revenues were $621K and $532K in the 2010 and 2009 fourth quarters, respectively.

Gross margins were 33% and 46% of total revenues during the 2010 and 2009 fourth quarters, respectively. Fourth quarter 2010 operating expenses of $2.8 million marked a decline as compared to $3.5 million in operating expenses in the fourth quarter of 2009, a reflection of the cost containment measures implemented during the third quarter of 2010.

The 2010 fourth quarter net loss was $1.6 million or ($0.39) per share compared to a net loss of $103K or ($0.02) per share in the fourth quarter of 2009. The fourth quarter 2009 results included income from discontinued operations of $583K.

For the twelve month periods ending on December 31, 2010 and 2009, respectively, total revenues were $17.9 million and $16.7 million and gross profits were $6.7 million or 37% of total revenues and $5.7 million or 34% of total revenues. During the twelve month period ending December 31, 2010, we incurred a net loss of $6.7 million or ($1.60) per share and, in the comparable 2009 period, we posted a net loss of $7.0 million or ($1.69) per share.

At the end of the 2010 fourth quarter, cash and investments were $18.5 million, compared to $19.5 million at the end of the 2010 third quarter and $23.8 million at December 31, 2009.

Conference Call Details

Management will hold a conference call to discuss the fourth quarter 2010 financial results at 10:30am ET on February 10, 2011. To participate in the teleconference, please call toll-free 888-713-4199 or 617-213-4861 for international callers, and provide pass code 66288677 approximately 10 minutes prior to the start time. Interested parties may pre-register for the teleconference via this URL: https://www.theconferencingservice.com/prereg/key.process?key=PU4UFYY69. A (live audio) webcast will also be available over the Internet at www.jacada.com (under "About Us" then "Investors") or www.earnings.com.

A replay of the teleconference will be available for three days beginning at 1:30 p.m. ET on February 10, 2011. To access the replay, dial toll-free 888-286-8010, or for international callers 617-801-6888, and provide pass code 29986867.

About Jacada

Jacada provides solutions that optimize and improve the effectiveness of customer interactions. Jacada unified desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction and provide a complete return on investment in as little as 12 months after deployment.

Founded in 1990, Jacada operates globally with offices in Atlanta, USA; Herzliya, Israel; London, England; Munich, Germany; and Stockholm, Sweden. More information is available at www.jacada.com, www.jacada.com/blog, www.jacada.com/facebook and www.jacada.com/twitter.

This news release may contain forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. Jacada is a trademark of Jacada Inc. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except per share data

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
	Unaudited
Revenues:
Software licenses	$169	$678	$1,754	$1,370
Services	2,614	4,536	13,624	12,967
Maintenance	621	532	2,477	2,324

Total revenues	3,404	5,746	17,855	16,661

Cost of revenues:
Software licenses	152	64	349	238
Services	1,930	2,928	10,064	10,047
Maintenance	196	128	778	648

Total cost of revenues	2,278	3,120	11,191	10,933

Gross profit	1,126	2,626	6,664	5,728

Operating expenses:
Research and development	732	797	3,478	3,490
Sales and marketing	852	1,775	4,993	6,205
General and administrative	1,210	891	4,789	4,433
Restructuring	-	-	196	-

Total operating expenses	2,794	3,463	13,456	14,128

Operating loss	(1,668)	(837)	(6,792)	(8,400)
Financial income, net	67	39	174	708

Pretax loss from continuing operations	(1,601)	(798)	(6,618)	(7,692)
Tax benefit (expense)	(38)	112	(49)	93
Net loss from continuing operations	(1,639)	(686)	(6,667)	(7,599)
Income from discontinued operations, net of taxes	-	583	-	583

Net loss	$(1,639)	$(103)	$(6,667)	$(7,016)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.39)	$(0.17)	$(1.60)	$(1.83)
Discontinued operations	$-	$0.14	-	$0.14
Total	$(0.39)	$(0.02)	$(1.60)	$(1.69)

Weighted average number of shares used in computing basic and diluted net earnings (loss) per share	4,159,133	4,143,249	4,158,227	4,141,331

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2010	2009
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,022	$12,624
Marketable securities	1,240	6,210
Trade receivables	4,781	4,949
Restricted cash	416	557
Other current assets	1,079	1,885

Total current assets	13,538	26,225

LONG-TERM INVESTMENTS:
Marketable securities	10,809	4,456
Severance pay fund	186	286

Total long-term investments	10,995	4,742

PROPERTY AND EQUIPMENT, NET	856	994

GOODWILL	3,096	3,096

Total assets	$28,485	$35,057

LIABILITIES AND SHAREHOLDERS EQUITY

CURRENT LIABILITIES:
Trade payables	$1,566	$1,675
Deferred revenues	1,076	685
Accrued expenses and other liabilities	1,427	1,917

Total current liabilities	4,069	4,277

LONG-TERM LIABILITIES:
Accrued severance pay	366	505
Other liabilities	44	123

Total long-term liabilities	410	628

SHAREHOLDERS' EQUITY:
Share capital	60	60
Additional paid-in capital	75,829	75,422
Treasury shares	(17,863)	(17,863)
Accumulated other comprehensive profit	392	278
Accumulated deficit	(34,412)	(27,745)

Total shareholders' equity	24,006	30,152

Total liabilities	$28,485	$35,057

CONSOLIDATED CASH FLOWS
U.S. dollars in thousands

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009
	Unaudited
Cash flows from operating activities:
Net loss	$(1,639)	$(103)	$(6,667)	$(7,016)
Less: net income from discontinued operations, net of taxes	-	(583)	-	(583)

Net loss from continuing operations	(1,639)	(686)	(6,667)	(7,599)
Adjustments required to reconcile net loss from continuing operations to net cash used in operating activities from continuing operations:
Depreciation and amortization	123	104	497	546
Stock-based compensation related to options granted to employees, non-employees and directors	(57)	(137)	332	431
Accrued interest and amortization of premium on marketable securities	21	34	149	139
Gain on sales of marketable securities	(16)	-	(25)	(353)
Decrease in accrued severance pay, net	(22)	(73)	(39)	(315)
Decrease (increase) in trade receivables, net	84	(423)	168	(236)
Decrease (increase) in other current assets	358	(334)	840	176
Increase (decrease) in trade payables	217	(31)	(109)	(51)
Increase (decrease) in deferred revenues	12	(134)	388	(307)
Decrease in accrued expenses and other liabilities	(643)	(158)	(490)	(908)
Decrease in other long-term liabilities	(20)	(20)	(79)	(62)
Other	-	-	54	-

Net cash used in operating activities from continuing operations	(1,582)	(1,858)	(4,981)	(8,539)
Net cash used in operating activities from discontinued operations	-	(227)	-	(475)

Net cash used in operating activities	(1,582)	(2,085)	(4,981)	(9,014)

Cash flows from investing activities:
Investment in available-for-sale marketable securities	-	(6,888)	(10,992)	(12,801)
Proceeds from sale and redemption of available-for-sale marketable securities	-	1,498	9,711	21,039
Short term deposits, net	-	1,889	-	-
Proceeds from sale of property and equipment	-	-	10	-
Purchase of property and equipment	(68)	(31)	(424)	(275)
Increase (decrease) in restricted cash	-	-	141	2

Net cash provided by (used in) investing activities from continuing operations	(68)	(3,532)	(1,554)	7,965
Net cash provided by discontinued operation, net	-	-	-	2,640
Net cash provided by (used in) investing activities	(68)	(3,532)	(1,554)	10,605

Cash from financing activities:
Repurchase of options	-	-	-	(250)
Proceeds from exercise of stock options	-	3	75	68

Net cash provided by (used in) financing activities from continuing operations	-	3	75	(182)

Effect of exchange rate changes on cash	(84)	(27)	(142)	156

Increase (decrease) in cash and cash equivalents	(1,734)	(5,641)	(6,602)	1,565
Cash and cash equivalents at the beginning of the quarter/year	7,756	18,265	12,624	11,059

Cash and cash equivalents at the end of the period	6,022	12,624	6,022	12,624

Supplemental Information: Cash and Investments

	December 31,
	2010	2009
Cash and cash equivalents	6,022	12,624
Marketable securities	12,049	10,666
Restricted cash	416	557

Total cash and investments including restricted cash	$18,487	$23,847

CONTACT:
Jacada Ltd.
Caroline Cronin, 770-776-2204
Chief Financial Officer
ccronin@jacada.com
or
Jennifer Childress, 770-776-2239
Marketing Director
jchildress@jacada.com